As filed with the Securities and Exchange Commission on June ___, 2013.

 Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 10-12G
GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934

Westar Oil & Gas, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada	88-0475757
(State of incorporation)	(IRS Employer ID Number)
3767 Forest Lane, Suite 124, PMB-415, Dallas,Texas 75244
(Address of principal executive offices) (Zip Code)

(888) 618-9077
(Registrant’s telephone number)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Securities registered under Section 12 (b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None

Securities to be registered pursuant to Section 12 (g) of the Exchange Act:

Common Stock, $0.001 par value
(Title of Class)

ADDITIONAL INFORMATION

Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each  instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement.  As a result of this registration  statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly  reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section,  Securities and Exchange Commission, 100 F Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees.  You may obtain information on the operation  of the Public Reference Room by calling the SEC at l.800.SEC.0330.  The SEC maintains a Website that contains reports, proxy and information statements and other  information regarding registrants that file electronically with it.  The address of the SEC's Website is http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.  Forward-looking statements are speculative and uncertain and not based on  historical facts.  Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially  from those expressed or implied by these forward-looking statements, including those discussed under "Description of Business" and "Management's Discussion  and Analysis of Financial Condition and Results of Operations".  These uncertainties and other factor include, but are not limited to: our ability to locate a business opportunity for merger; the terms of our acquisition of or participation in a business opportunity; and the operating and financial performance of any business combination with us.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements, and the reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

Westar Oil & Gas, Inc.

Form 10-12G

Table of Contents

ITEM 1. - DESCRIPTION OF BUSINESS

Westar Oil & Gas, Inc. (Registrant or Company) was incorporated under the Laws of the State of Nevada as Royal Phoenix in October 2000.  Our initial plan of business was to sell herbal products via internet sales.  However, this business plan was unsuccessful and abandoned.  In order to pursue other business opportunities, the Company changed its corporate name from Royal Phoenix to Terax Energy, Inc. on March 15, 2005.  In conjunction with the April 26, 2007 transaction with Westar Oil, Inc., the Company changed its corporate name to Westar Oil & Gas, Inc., effective September 4, 2007.

Accordingly, effective as of the Registrant's year ended June 30, 2007, the Registrant had disposed, through foreclosure or other means, all operations and assets and became a dormant entity.  Concurrent with the previously reported events, the Registrant's former management effectively suspended reporting under the Securities Exchange Act of 1934, as amended, due to a lack of operating capital concurrent with the filing of a Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

The Registrant’s current business plan is to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged.  However, the Registrant does not intend to combine with a private company which may be deemed to be an investment company subject to the Investment Company Act of 1940.  A combination may be structured as a merger, consolidation, exchange of the Registrant's common stock for stock or assets or any other form which will result in the combined enterprise's becoming a publicly-held corporation.

Prior Business Operations

On May 31, 2005, we entered into a Share Purchase Agreement with Holywell Technological Investments Ltd. and First Finance Limited (collectively, Sellers) pursuant to which the Registrant acquired all of the issued and outstanding securities of Erath Energy Inc. (EEI) from the Sellers.  EEI is a Delaware corporation with sole assets consisting approximately 30 oil and gas leasehold interests located in Erath County, Texas comprising approximately 10,600 gross acres and cash of $79,443.  Because EEI's assets consisted solely of leases and cash, and because EEI had not conducted any operations other than lease acquisitions, the Registrant accounted for this transaction as an asset acquisition.  This Share Purchase Agreement closed on June 1, 2005. As consideration for the acquisition, we issued to the Sellers an aggregate of 1,590,000 shares restricted, unregistered common stock.  In addition, we covenanted to cause our outstanding common stock to be forward split on the basis of five shares for each one outstanding common share. The forward split was completed on June 13, 2005.  All share figures in the report reflect the effect of this forward split. Prior to the closing of the Share Purchase Agreement, the Sellers did not own any shares of our common stock; however, the spouse of one of the Sellers’ shareholders held 2,250,000 shares or approximately 1.6% of our issued and outstanding shares prior to the closing.  In addition, we were related to EEI by a common director.

The Registrant accounted for the EEI acquisition based on management’s assessment of the fair value of $1,590,000 of the undeveloped oil and gas leases acquired, taking into consideration the following: (I) EEI’s acquisition cost, as the Sellers had recently acquired the undeveloped oil and gas leases in the period immediately preceding our acquisition of EEI; and (ii) at the time of the sale there was a limited trading market and sporadic trading in our common stock.  Accordingly, the Registrant’s management concluded that the fair value of the oil and gas leases acquired was more reliably measurable and representative of the fair value of the shares issued to the Sellers than the trading price of our common stock at the closing date of the Share Purchase Agreement.  The Registrant’s common stock issued as consideration for EEI was offered and sold to the Sellers in an offshore transaction made in reliance upon the exemption from registration provided by Regulation S as the Sellers were not US Persons (as that term is defined in Regulation S).

On April 26, 2007, the Registrant entered into a Purchase and Sale Agreement with Westar Oil, Inc. (Westar) pursuant to which the Registrant agreed to sell 55% of the issued and outstanding shares of common stock of the Registrant.  The Agreement contemplated two separate closings:  (i) an initial closing pursuant to which the Registrant sold to Westar approximately 9% of its issued and outstanding common stock at a price of $0.21 per share; and (ii) provided that as of July 15, 2007, there shall not be any bankruptcy or insolvency proceeding against the Registrant, a second closing pursuant to which the Registrant will sell to Westar 46% of its issued and outstanding common stock at a price of $0.21 per share.  Further, in accordance with the terms of the Purchase and Sale Agreement, the Registrant will changed its name within 21 days of the initial closing to Westar Oil & Gas, Inc.  The Registrant claimed an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) with respect to the foregoing, pursuant to the provisions of Regulation D, promulgated pursuant to the Act.

On July 23, 2007, the Registrant completed the aforementioned Purchase and Sale Agreement with Westar for the sale of 55% of the issued and outstanding shares of the Registrant’s common stock to Westar at a purchase price of $0.21 per share, the closing market price of the Registrant’s common stock on the date of the Agreement.  As previously discussed, this transaction had two separate closings - 1) on April 30, 2007, the Registrant sold 618,000 shares of restricted, unregistered common stock for cash proceeds of approximately $129,780 and 2) on July 23, 2007, the Registrant sold 3.9 million shares for cash proceeds of approximately $819,000.  Accordingly, the total consideration received in the transaction was $948,780 and the total number of shares purchased was 4,518,000.  The Registrant claimed an exemption from the registration requirements of the Securities Act of 1933, as amended (‘33 Act) with respect to the foregoing transaction and no commission or underwriter’s discount was paid in connection with the sale of common stock to Westar.  This Purchase and Sale Agreement gave the Purchaser the right to designate one member of the Board of Directors of the Registrant and the Registrant’s chief executive officer.  The Purchaser designated Linda Contreras as the Registrant’s sole director and chief executive officer, as reported in the Registrant’s Form 8-K dated April 26, 2007, replacing Lawrence J. Finn, who concurrently resigned as the Registrant’s chief executive officer and chief financial officer.  Upon its purchase of 55% of the outstanding common stock of the Registrant, the Purchaser had sufficient shares to elect all of the members of the Registrant’s Board of Directors. Except as otherwise noted, there were no other arrangements or understandings among members of either the former or new control groups and their associates with respect to the election of directors or other matters.

On July 26, 2007, Westar, as the holder of a majority of the Registrant’s outstanding shares, voted, via written consent without a meeting, to approve an amendment to the Registrant’s Articles of Incorporation to (1) reflect a change in the Registrant’s corporate name to “Westar Oil and Gas, Inc.” and (2) amend the Articles of Incorporation to increase the number of shares of common stock authorized for issuance from 15 million to 300 million. In accordance with Regulation 14C, on August 24, 2007, the Registrant filed with the Commission an information statement on Schedule 14C containing the information required by Regulation 14C relating to the name change and transmitted that information to the Registrant’s shareholders.  As a result, the Company could implement the name change amendment to its Articles of Incorporation on or after September 13, 2007.  The Company did not prepare an information statement on Schedule 14C with respect to the amendment to the Company’s Articles of Incorporation to increase the Registrant’s authorized capital; however, said action was filed with the Nevada Secretary of State on August 30, 2007.  The Company’s name change became effective on September 4, 2007.

On September 26, 2007, Dean Elliott and Jeffrey Joyce were appointed directors of the Registrant.  Concurrently, Mr. Elliott and Mr. Joyce were appointed as President and Chief Executive Officer and as Vice President respectively, of the Registrant.  Immediately following the appointment of the new directors, Linda Contreras resigned as a director of the Registrant.  Mr. Elliott also succeeded Ms. Contreras as President and Chief Executive Officer of the Registrant.  Mr. Elliott, as the Registrant’s then Director, President and Chief Executive Officer, had over 30 years experience in various oil and gas executive positions varying from mid-size independent oil & gas operators to large fully integrated publicly traded energy companies.  For more than the last five years prior to this appointment, Mr. Elliott was an independent oil and gas developer.  Mr. Elliott had extensive knowledge in seeking, evaluating, securing, drilling and developing over 100 oil and gas wells in Texas, Oklahoma and Louisiana.  His background also includes extensive experience in mergers and acquisitions, financing and hands-on experience in all aspects of oil and gas operations, from prospect to pipeline.  Mr. Joyce had been the landscape project manager of Choate Irrigation in Carrolton, Texas since 2006, where he was responsible for project management and sales development.  From 2005 to 2006, Mr. Joyce was the operations manager of North Dallas Design and Development in Dallas, Texas.  Prior to joining North Dallas Design and Development, Mr. Joyce was the principal of The Grounds Company, which he formed in 1984.

On September 12, 2007, the U. S. Securities and Exchange Commission (SEC) announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934 of trading in the securities of the Registrant commencing at 9:30 a.m. EDT on September 12, 2007 and terminating at 11:59 p.m. EDT on September 26, 2007.

On September 27, 2007, former management of the Registrant filed an omnibus Current Report on Form 8-K/A as of June 8, 2007 noting the following:

On September 12, 2007, the Securities and Exchange Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934 of trading in the securities of the Registrant commencing at 9:30 a.m. EDT on September 12, 2007 and terminating at 11:59 p.m. EDT on September 25, 2007.  The Commission in its announcement stated that it temporarily suspended trading in the securities of the Registrant because of questions that have been raised about the accuracy and adequacy of publicly disseminated information concerning, among other things: (1) the status of the Registrant’s oil and gas operations, (2) the Registrant’s purported financing agreements, (3) the Registrant’s supposed acquisition of a controlling interest in a foreign oil and gas firm, (4) the existence, terms and status of a purported share exchange agreement between the Registrant and Westar Oil, Inc. and (5) the identity of the persons in control of the operations and management of the Registrant.  Concurrently, the Commission commenced a civil action against the Registrant, the Purchaser and certain other persons relating to the issues described above and other issues.

Prior to the suspension, the Registrant’s common stock traded by means of broker-dealer market maker quotations published on the Over-the-Counter Bulletin Board. The Registrant’s common stock is not listed on any national securities exchange.  However,  market makers are required to affirm that the information on which they base their compliance with Commission Rule 15c2-11 is both current and accurate.  The Registrant understands its shares are traded as “Other OTC” stock, generally by means of “Pink Sheet” quotations as published by Pink Sheets LLC.

On September 21, 2007, the Registrant’s Board of Directors agreed to accept the resignation of Malone & Bailey, PC as auditors of the Registrant’s financial statements.  The reports of Malone & Bailey, PC on the Registrant’s consolidated financial statements as of and for the fiscal years ended December 31, 2006 and December 31, 2005 and any subsequent interim period through the date of their resignation, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.  During the two fiscal years ended December 31, 2006 and December 31, 2005 and any subsequent interim period through the date of their resignation, there were no (1) disagreements with Malone & Bailey, PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Malone & Bailey, PC’s satisfaction, would have caused Malone & Bailey, PC to make reference thereto in its report on the financial statements for such years, or (2) reportable events described under Item 304(a)(1)(iv)(B) of Regulation SB.  A letter from Malone & Bailey, PC relating to the statements made in the September 2007 Form 8-K was included as an exhibit in said filing.

Debt Acquisition and Debt, Asset and Share Exchange Agreement Proposal

As disclosed by the Registrant in a Current Report on Form 8-K, on June 8, 2007, the Registrant was informed by Westar that Westar had negotiated to acquire from a creditor the rights to $3.0 million in Registrant indebtedness owed to that creditor, consisting of principal, accrued interest and costs.  The indebtedness was secured by liens on the Registrant’s leasehold interests in approximately 9,700 acres located in Erath County, Texas.  On April 10, 2007, the Registrant had also disclosed that, on April 3, 2007, it received notice that approximately 3,200 of these leasehold assets located in Erath County were subject to a writ of execution issued by the 266th District Court of the State of Texas and directing the Erath County sheriff’s office to recover the judgment amount and any other charges that had been awarded.  The Registrant further disclosed at such time that Westar had indicated to the Registrant its willingness to exchange the $3.0 million in indebtedness for Registrant common stock at a price of $6.75 per share, pursuant to a series of proposed transactions and subject to a number of conditions.  These transactions are referred to here as the Debt, Asset and Share Exchange Agreement Proposal.

Pursuant to the Debt, Asset and Share Exchange Agreement Proposal, Westar would exchange the $3.0 million of the Registrant’s debt at a price of $6.75 per share, for a total of 444,445 shares of common stock.  Concurrently, Westar and the Registrant would exchange shares at a ratio of 3.63 shares of Registrant common stock for each share of the Westar’s common stock. This equated the value of Westar’s common stock in the transaction for exchange purposes at $24.50 per share, based on the $3.0 million in debt being exchanged at $6.75 per Registrant common share. In addition under the Debt, Asset and Share Exchange Agreement Proposal, Westar would contribute to the Registrant additional oil and gas and other assets at the same ratio, subject to receipt of appropriate third-party valuations for the shares or assets.

Consummation of the Debt, Asset and Share Exchange Agreement Proposal transaction was proposed to be subject to a number of conditions to be negotiated between the parties, including (i) the accuracy of the parties’ representations and warranties customary for transactions of this type, including the absence of a material adverse changes in their business, assets or liabilities and the receipt of all applicable permits, authorizations, consents, and approvals, (ii) the receipt of third-party valuations for the share price of both companies and the assets proposed to be transferred and (iii) receipt of an approved settlement agreement with all of the creditors and judgment holders of the Registrant.

Concurrent with the June 8, 2007 announcement of Westar’s acquisition of the Registrant’s debt and the announcement of the Debt, Asset and Share Exchange Agreement Proposal, the Registrant also disclosed its intention to extend its oil and gas leases on its Erath County, Texas lands, which expired in October 2007 with respect to approximately 3,200 acres. Extension of the leases would, of course, require satisfactory resolution of the writ of execution relating to the leaseholds. Subject to that extension, the Registrant intended to commence production from the leases (where six active wells are present) as soon as practicable, and the Registrant estimated gross cash proceeds from production from such properties at $750,000 per month.  This estimate was based on prior management’s internal forecasts.  Actual production proceeds, however, were subject to a number of variables and uncertainties, including gross well production, production costs, and the prevailing prices for the produced oil and gas.

Subsequent to the June 2007 announcement regarding the $3.0 million debt exchange proposal, Westar informed the Registrant that, in August 2007, the creditor had foreclosed on the leasehold interest on approximately 6,500 of the acres located in Erath County, Texas and that Westar then held the rights to the leasehold in lieu of the Registrant debt.  At such time, Westar also informed the Registrant of its continued desire to proceed with the Debt, Asset and Share Exchange Agreement Proposal, subject to all of the initial conditions to the proposal, on the basis of the exchange of the leasehold, rather than the prior $3.0 million indebtedness.

In or about August 2007, a receiver was appointed over the Registrant’s leasehold on the approximately 3,200 acres in Erath County, Texas that had been subject to the writ of execution.  That leasehold expires in accordance with its terms in or about October 2007.  The Registrant considered entering into a new lease for that property; however, abandoned such effort due to a lack of capital and other regulatory and legal matters previously discussed.

Additional Transactions Relating to the Debt, Asset and Share Exchange Proposal

On June 22, 2007, the Registrant disclosed that it and Westar had finalized the terms of the Debt, Asset and Share Exchange Agreement Proposal on the basis that had been previously disclosed and subject to a number of conditions.  The parties had not, however, on such date bound themselves to proceed with the transaction.  Consistent with the parties’ negotiations and the finalized proposal at such date, Westar had identified additional assets it proposed to exchange with the Registrant for Registrant common stock.

Included in the proposed assets were Westar’s rights under several oil and gas property acquisition contracts which the Purchaser had recently negotiated.  In addition, the Registrant announced that Westar had recently negotiated $175 million funding agreement with a New York-based energy lender, which funding agreement had been allocated to the funding of two proposed oil and gas acquisitions, which involved both current producing properties and additional drilling potential.  As the Registrant disclosed at the time, it was proposed that Westar might transfer its rights to the funding proposal and the related acquisitions to the Registrant in the Debt, Asset and Share Exchange Agreement Proposal transaction, but it was not anticipated that additional shares of Registrant common stock would be issued in the Debt, Asset and Share Exchange Agreement Proposal to acquire the rights to the financing if that transfer were to occur. Correspondingly, the Registrant was not obligated in any manner with respect to the proposed financing.  The Registrant was informed that Westar  elected to let the funding proposal lapse in accordance with its terms and to seek any necessary funding concurrently with any new proposed transactions.

Concurrent with the announcement of the finalized terms of the Debt, Asset and Share Exchange Agreement Proposal, the Registrant announced its intention to issue a stock dividend to the Registrant’s shareholders, concurrent with the anticipated name change of the Registrant.  At the time of the announcement, the Registrant believed that it could implement the name change based on the board and majority shareholder approval of the name change amendment to the Registrant’s Articles of Incorporation alone.  However, as disclosed, implementation of the name change amendment has certain filing and information transmission pre-conditions as to which the Registrant has taken action.

At the time of the board’s initial approval of the share dividend, the Registrant’s common stock was trading at approximately $3.00 per share, and the board proposed issuing approximately 1.25 of a share for each outstanding share, to equate with the original share to a total of approximately $6.75, the per share price Westar had proposed to convert $3.0 million in acquired Registrant debt.  As disclosed by the Registrant on June 29, 2007 and then as revised in its Current Report on Form 8-K filed on July 30, 2007, our Board of Directors determined to simplify the proposed dividend transaction to a share dividend of whole shares of common stock for each outstanding share of common stock.  The initial proposal of one share for each outstanding share was increased to propose a share dividend of two shares for each outstanding share.

Consummation of the share dividend was conditioned upon the Registrant implementing its other disclosed transactions, including the Debt, Asset and Share Exchange Proposal described above and the Debt Restructuring proposal described below.  In addition, because of the number of shares proposed in the share dividend, the Registrant would have to amend its Articles of Incorporation to authorize additional shares of common stock.  Therefore, at the same time that the Registrant announced its intention to declare a share dividend of two shares for each outstanding share in its Current Report on Form 8-K filed July 30, 2007, the Registrant announced its intention to increase the authorized capital to 300,000,000 shares pursuant to the board and majority shareholder approval of that amendment, and the concurrent approval of the name change amendment, on July 26, 2007.  Like the name change amendment, implementation of the amendment to increase the authorized number of shares requires compliance with SEC Regulation 14C.

Due to the aforementioned SEC actions, none of the above corporate or dividend actions occurred.

Additional Disclosed Transactions to Which the Registrant Was Not a Party

As indicated above, in connection with the continued negotiations and finalization of the Debt, Asset and Share Exchange Agreement Proposal, the Registrant provided disclosure regarding certain of the assets or transactions being negotiated by Westar and which the Registrant anticipated would have been transferred to the Registrant in the Debt, Asset and Share Exchange Proposal transaction.

On June 29, 2007, the Registrant announced that Westar (not the Registrant) had finalized oil and gas exploration and development agreements relating to approximately 24,000 acres located in Arkansas in the Fayetteville formations.  These transactions relate to approximately 3,800 acres located within a 24,000-acre area of interest located in Cleburne and Van Buren Counties in Arkansas.  Under the terms of these the agreements, Westar would acquire a 75% working interest in the properties, which the Registrant anticipated may be assigned to the Registrant in the Debt, Asset and Share Exchange Agreement Proposal. Under these development agreements, Westar (and the Registrant if it succeeded to the rights of Westar as assignee) would be required to fund all exploration, development, drilling and production costs. However, unless and until the Registrant acquires rights in these leases, the Registrant similarly would incur no liabilities related to these leases.

Concurrently on June 29, 2007, the Registrant publicly announced that Westar (not the Registrant) expected to acquire a controlling interest in an oil and gas company for $150 million.  Westar stated that it intended to access the $175 million proposed financing described above and being evaluated at the time by Westar.  The Registrant concurrently anticipated that if the Registrant’s transactions with the Purchaser were to be consummated, then the Registrant would possibly also succeed to the rights and obligations of Westar in that transaction. However, the Registrant was informed that Westar elected not to consummate the acquisition transaction and to let the financing proposal lapse in accordance with its terms. As with the Arkansas exploration and development agreements described above, the Registrant did not and does not have any present rights or commitments relating to or ability to effect these transactions, other than if it elects to pursue a transaction with Westar and these transactions are included as part of that transaction.

On July 25, 2007, the Registrant announced that Westar (not the Registrant) had purchased on the open market a controlling shareholder position in Truestar Petroleum Corporation, which is listed on the TSX Venture Exchange.  The Registrant understands that Westar had purchased nearly 18 million shares.  Based on Truestar’s public filings, on June 30, 2007, Truestar had a total of approximately 90 million shares outstanding on that date.  However, the Registrant was subsequently informed that Westar had not proceeded with that transaction as originally proposed.  The Registrant further understands that in August 2007, Westar’s Truestar subsidiary controlling the Texas-based assets of Truestar that provided significant potential opportunity for compatible development had filed for protection under Chapter 11 of the United States Bankruptcy Code.  As with the other assets and transactions described above, the Registrant did not and does not have any present rights or commitments relating to or ability to effect this transaction, other than if it elects to pursue a transaction with Westar and this transaction is included as part of that transaction.

On August 8, 2007, the Registrant announced that Westar had agreed to acquire the working interest positions and the operator position in the leases which Truestar Petroleum is a working interest holder, known as Eagle.  The Registrant understood that the proposed transaction potentially offered significant efficiencies with Westar’s nearby properties.  The Registrant was, however, not involved in this transaction and the Registrant is not aware of whether Westar intended to proceed with this transaction and what effect, if any, the Truestar subsidiary’s Chapter 11 filing will have on this decision. As with the other transactions described above, the Registrant did not and does not have any present rights or commitments relating to or ability to effect the Eagle transaction, other than if it elects to pursue a transaction with Westar and the Eagle transaction is included as part of that transaction.  Unless and until that occurs, the Registrant has no right or interest in any such asset or transaction.

On September 5, 2007, the Registrant additionally announced that it had been informed that Westar had received approval to lease nearly 6,000 acres from the Department of Interior, Bureau of Indian Affairs in Osage County, Oklahoma.  As with the transactions described above, Westar is the party to the Oklahoma transaction and the Registrant did not and does not have any present rights or commitments relating to or ability to effect this transaction, other than if it elects to pursue a transaction with Westar and the Oklahoma transaction is included as part of that transaction.

As noted above, each of these transactions is a transaction being contemplated, negotiated or entered into by Westar  only. The Registrant will only acquire rights in these transactions or the underlying assets if and to the extent the Registrant and Westar consummate the Debt, Asset and Share Exchange Agreement Proposal transaction and the particular transactions or assets are transferred to the Registrant in that transaction of if Westar elects not to proceed with a transaction and the Registrant desires and is able to pursue the transaction.  Since neither the Purchaser nor the Registrant is bound to proceed with the Debt, Asset and Share Exchange Agreement Proposal transaction, there can be no assurance if or when that transaction will occur or, if it occurs, how it will be structured or what transactions or assets will be included.

Debt Restructuring and Further Conditions to Consummation of the Proposed Transactions

As disclosed in the Registrant’s periodic reports, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and its quarterly reports on Form 10-QSB for the quarters ended March 31 and June 30, 2007, the Registrant was subject to contract or judgment indebtedness of in excess of $6 million dollars.  In addition to other conditions to closing of the transactions contemplated in the Debt, Asset and Share Exchange Agreement Proposal with Westar, closing of those transactions is specifically conditioned on the Registrant obtaining satisfactory settlement with its creditors holding that indebtedness, including any necessary court approvals of those settlements.

As discussed above, and as previously disclosed by the Registrant, Westar had acquired the rights to another $3.0 million of the Registrant’s secured debt, which it proposed to exchange for Registrant common stock in the proposed transactions. However, in August 2007, the creditor foreclosed on the Registrant’s leasehold on approximately 6,500 acres located in Erath County, Texas and which secured the $3.0 million in debt.  Westar indicated to the Registrant, at the time of that foreclosure, its expectation that the foreclosed property would be considered in lieu of the $3.0 million in debt for purposes of the Debt, Asset and Share Exchange Agreement Proposal transaction.  However, as stated above, proceeding with that transaction is expressly conditioned on the satisfaction of all other conditions to consummation of that transaction, which include the satisfactory conclusion of the Debt Restructuring and no material adverse change in the Registrant’s business or financial condition.  If the parties elect to proceed with the transaction, it is expected that it will remain subject to conditions that are customary for transactions of this type as well as (i) consummation of the name change amendment, (ii) consummation of the proposed share dividend, (iii) receipt and acceptance of acceptable third-party valuations of the assets and shares to be exchanged with the Registrant, and (iv) the continued advancement of the various acquisition and development transactions being pursued by Westar.

Final State of These Transactions

Prior to September 12, 2007, the Registrant intended to pursue the Debt Restructuring and the Debt, Asset and Share Exchange Agreement Proposal transaction.  However, on September 12, 2007, the SEC temporarily suspended trading in the Registrant’s common stock and commenced other legal actions as previously discussed.  These actions had detrimental effects on the Registrant and Westar and their respective businesses.  Further, these effects prevented consummation of any or all of the Debt Restructuring and the Debt, Asset and Share Exchange Agreement Proposal transaction.  Neither Westar nor the Registrant was obligated to proceed with any such transaction.  The Registrant intended to evaluate its alternatives relating to the transactions and to do what it determined was in the best interest of the Registrant and its shareholders.

Effectively as of June 30, 2007, the Registrant had no assets or operations.

Investigation and Selection of Business Opportunities

Our current business plan provides that we shall seek a merger with a viable operating business. There are no other criteria required under the Plan. Management has not  determined any other criteria in seeking a candidate target business.

Certain types of business acquisition transactions may be completed without requiring us to first submit the transaction to our stockholders for their approval. If the proposed transaction is structured in such a fashion our stockholders (other than South Beach Live, Ltd., our current majority stockholder which is controlled by the Registrant’s former sole officer and director, will not be provided with financial or  other information relating to the candidate prior to the completion of the transaction.  Generally, equity securities may be issued in a stock exchange, direct stock  purchase for cash or property or in a reverse triangle merger, that is the merger of a target business into a subsidiary of the company, without approval of the  shareholders of the company.  Additionally, our business plan provides that the terms and conditions of a proposed reverse merger or acquisition shall be approved by the  majority of the members of our board of directors.  No vote by the shareholders shall be required.  Statutory mergers, that is the merger of a target company directly  into the company, typically requires shareholder approval in accordance with the applicable state laws; however, it is anticipated that such a structure will not be used to effect a combination transaction with an operating business.

If a proposed business combination or business acquisition transaction is structured that requires our stockholder approval, and we are a reporting company, we will be required to provide our stockholders with information as applicable under Regulations 14A and 14C under the Exchange Act.

Additionally, when we engage in a transaction that changes our status as a shell company, such as a business combination, we will be required to file a  detailed report on Form 8-K with the SEC containing the information, including financial information, that is required in a registration statement on Form 10, with the  information reflecting the business and financial statements of the surviving entity upon completion of the transaction.  We will also be required to report the material terms of the business combination in the Form 8-K report.  Also we will be ineligible to file a registration statement on Form S-8 until 60 days after we cease to be a shell company; provided we have timely filed the required Form 8-K report.  Until we cease being a shell company, we will be required to indicate on the cover page of Form 10-Q and Form 10-K, our status as a shell company.

The analysis of business opportunities will be undertaken by or under the supervision of Graciela Moreno, our current sole officer director.  Although we have not set or determined any  criteria for the target business other than that it is an existing operating business, in analyzing potential merger candidates, we will likely consider, among other  things, the following factors:

●   Potential for future earnings and appreciation of value of securities;
●   Perception of how any particular business opportunity will be received by the investment community and by our stockholders;
●   Eligibility of a candidate, following the business combination, to qualify its securities for listing on a national exchange or on a national automated securities quotation system, such as NASDAQ;
●   Historical results of operation;
●   Liquidity and availability of capital resources;
●   Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;
●   Strength and diversity of existing management or management prospects that are scheduled for recruitment;
●   Amount of debt and contingent liabilities; and
●   The products and/or services and marketing concepts of the target company.

There is no single factor that will be controlling in the selection of a business opportunity.  We will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data.  Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Because of our limited capital available for investigation and our dependence on Ms. Moreno, we may not discover or adequately evaluate adverse facts about the business opportunity to be acquired.

We will also seek candidates desiring to create a public market for their securities in order to enhance liquidity for current stockholders, candidates which  have long-term plans for raising capital through public sale of securities and believe that the prior existence of a public market for their securities would be beneficial, and candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the development of a public market for  their securities will be of assistance in that process.  Companies which have a need for an immediate cash infusion are not likely to find a potential business combination with us to be a prudent business transaction alternative.

We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity.  We may not be successful in identifying and evaluating a suitable merger candidate or in consummating a business combination.  We have not selected a particular industry or specific business within an industry for a target company.  We have not established a specific length of operating history or a specified level of earnings, assets, net  worth or other criteria that we will require a target company to have achieved, or without which we would not consider a business combination with such business  entity.

We are unable to predict when we may participate in a business opportunity.  We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several calendar quarters or years given current economic conditions.

Prior to making a decision to participate in a business transaction, we will generally request that we be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, a description of products, services and company history;  management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and  services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of  transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive  conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if audited financial statements are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced to comply with the requirements  of a Current Report on Form 8-K to be filed with the SEC upon consummation of the business combination.

As part of our investigation, Graciela Moreno may meet personally with management and key personnel, may visit and inspect material facilities, obtain  independent analysis or verification of certain provided information, check references of management and key personnel, and take other reasonable investigative  measures, to the extent of our limited financial and management resources.

Graciela Moreno is not required to commit his full time to our affairs, which may result in a conflict of interest in allocating his time between our operations  and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination.  Ms. Moren0 is engaged in several other business endeavors and is not obligated to contribute any specific number of hours to our affairs.  If his other business affairs require him to devote more substantial  amounts of time to such interests, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to consummate a business  combination.   Ms. Moreno  has not devoted any significant time or services to our business operations as of the date of this registration statement.

Mr. Stidham and South Beach are affiliated with other shell companies with business activities similar to those intended to be conducted by us.  Accordingly, they may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities  to which they have fiduciary obligations.  Accordingly, there may be conflicts of interest in determining to which entity a particular business opportunity should be presented.   If such a conflict of interest should arise between us and another entity in which they have an interest, we believe Mr. Stidham and/or South Beach may consider resolving the conflict in our favor.

To implement our business plan we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  The selection of any such advisors will be made by Ms. Moreno and their fees will be paid by the Registrant.  We anticipate that such persons may be engaged on an as needed basis  without a continuing fiduciary or other obligation to us.

Competition

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of privately held business entities.  We  expect to encounter substantial competition in our efforts to locate potential business combination opportunities.  The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies and brokerage firms.  Most of these organizations are likely to be  in a better position than us to obtain access to potential business acquisition candidates because they have greater experience, resources and managerial capabilities than we do.  We also will experience competition from other public companies with similar business purposes, some of which may also have funds available for use by an acquisition candidate.

Employees

We have no employees.  Our president and sole director, Graciela Moreno, will be responsible for managing our administrative affairs, including our reporting obligations pursuant to the requirements of the Exchange Act.  It is anticipated that South Beach and/or Graciela Moreno will engage consultants, attorneys and  accountants as necessary for us to conduct our business operations and to implement and successfully complete our business plan.  We do not anticipate employing  any full-time employees until we have achieved our business purpose.

ITEM 1A. RISK FACTORS.

Smaller reporting companies are not required to provide the information required by this item.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATION

Plan of Operation

As a shell company, we have no operations and no or nominal assets.  Although we have no assets or operations, we believe we possess a stockholder base which will make us a suitable merger or acquisition candidate to an operating privately-held company seeking to become publicly-held.

As discussed in Item 1. - Description of Business, we intend to locate and combine with an existing, privately-held company which has in our management's view potential for earnings and appreciation of value of its equity securities, irrespective of the industry in which it is engaged.  A combination may be structured as a  merger, consolidation, exchange of our common stock for stock or assets or any other form which will result in the combined companies becoming an operating  publicly-held corporation.

Pending negotiation and consummation of a business combination, we anticipate that we will have, aside from carrying on our search for a combination  partner, no business activities, and, thus, will have no source of revenue.  Should we incur any significant liabilities prior to a combination with a private company, we  may not be able to satisfy such liabilities as they are incurred, which most likely will negatively impact our ability to consummate a business combination.

If our management pursues one or more combination opportunities beyond the preliminary negotiations stage and those negotiations are subsequently  terminated, it is likely that such efforts will exhaust our ability to continue to seek such combination opportunities before any successful combination can be consummated.

Our management does not intend to pursue any combination proposal beyond the preliminary negotiation stage with any combination candidate which does  not furnish us with audited financial statements for its historical operations or can furnish audited financial statements in a timely manner.  South Beach and/or Graciela Moreno may engage attorneys  and/or accountants to investigate a combination candidate and to consummate a business combination.  We may require payment of fees by such merger candidate  to fund all or a portion of such expenses.  To the extent we are unable to obtain the advice or reports from experts, the risks of any combined business combination  being unsuccessful will be enhanced.

We are not registered and we do not propose to register as an investment company under the Investment Company Act of 1940.  We intend to conduct our business activities so as to avoid application of the registration and other provisions of the Investment Company Act of 1940 and the related regulations thereunder.

We have no operating history since 2007, no cash, no assets and our business plan has significant business risks.  Because of these factors our Independent Registered Certified Public Accounting Firm has issued an opinion on our financial statements that states that our financial statements were prepared assuming we will continue as a going concern and further states that since we have no viable operations or significant assets and are dependent upon significant stockholders to  provide sufficient working capital to maintain the integrity of our corporate entity there exists substantial doubt about our ability to continue as a going concern.  Our plans concerning these matters are discussed in Item 1 - Description of Business and in Note D to the notes to the accompanying audited financial statements.  Our ultimate future is dependent on our ability to successfully develop positive cash flows from operations to support the corporate entity and any operations associated therewith.

Liquidity and Capital Resources

We have no operations and will not generate any revenue until we consummate a business combination.  We will need funds to support our operation and  implementation of our plan of operation and to comply with the periodic reporting requirements of the Exchange Act.

It is the belief of management and significant stockholders that they will provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.   However, there is no legal obligation for either management or significant stockholders to provide additional future funding.  Further, the Registrant is at the mercy of future economic trends and business operations for the Registrant’s majority stockholder to have the resources available to support the Registrant.  Should this pledge fail to provide financing, the Registrant has not identified any alternative sources.

Although, we have no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the  identity of a merger or acquisition candidate and we do not anticipate that we will incur any significant debt prior to a consummation of a business combination, we  may in the future compensate providers of services by issuances of securities.

ITEM 3. DESCRIPTION OF PROPERTY

We do not own or lease any property.  We currently maintain a mailing address at 3767 Forest Lane, Suite 124, PMB-415, Dallas,Texas 75244.  Our telephone number is (214) 386-7350.  Other  than this mailing address, we do not currently maintain any other office facilities, and do not anticipate the need for maintaining office facilities at any time until we  complete a business combination. We pay no rent or other fees for the use of the mailing address.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information at June 15, 2013, regarding the beneficial ownership of our common stock of each person or group  known by us to beneficially own 5% or more of our outstanding shares of common stock; each of our executive officers and directors; and all our executive officers  and directors as a group.  Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares as beneficially owned by them.

	Shares Beneficially Owned (1)
Name and address (2)	Number of Shares	Percentage (3)

South Beach Live, Inc.	7,450,000	44.27%
416 CR 364
Melissa, TX 75454

Westar Oil, Inc. (4)	4,518,000	26.84%
9595 Wilshire Blvd.
Los Angeles, CA 90210

All Directors and	-0-	0.00%
Executive Officers (1 person)

(1)	On June 15, 2013, there were 16,830,256 shares of our common stock outstanding and no shares of preferred stock issued and outstanding. We have no outstanding stock options or warrants.
(2)
Under applicable Commission rules, a person is deemed the "beneficial owner" of a security with regard to which the  person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the  voting of the security, or (b) the investment power, which includes the power to dispose,  or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security.  Under Commission rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(3)
In determining the percent of voting stock owned by a person on June 15, 2013 (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities,  and (b) the denominator is the total of (I) the 16,830,256 shares of common stock outstanding on June 15, 2013, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities.  Neither the numerator nor the denominator  includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

(4)
The shares issued and outstanding to Westar Oil, Inc. have been deemed cancelled pursuant to the various actions surrounding the aforementioned SEC investigation and subsequent foreclosure/divestiture of all of the Registrant’s operations and assets through September 2007.  However, as said shares have not been formally returned to the Registrant’s independent stock transfer agent and removed from the stockholder list, they are shown as issued and outstanding and are subject to a “stop order” prohibiting their transfer.  Management of the Registrant is taking the necessary legal actions to have said shares removed from the Registrant’s stockholder list.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors and executive officers are as follows:

Name	Age	Positions Held

Graciela Moreno	29	Chairman, President,
		Chief Executive Officer,
		Chief Financial Officer,
		and Sole Director

Our directors serve until the next annual meeting of stockholders or until their successors are duly elected and have qualified. Directors are elected for oneyear terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which  none currently exists or is contemplated. There is no arrangement or understanding between Ms. Moreno or any other person pursuant to which any director or officer  was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their  voting rights to continue to elect directors to our board. There are also no arrangements, agreements or understandings between non-management stockholders that  may directly or indirectly participate in or influence the management of our affairs. Our board of directors does not have any committees at this time.

Graciela Moreno.

Ms. Graciela Moreno, our President, CEO, Chief Financial Officer and sole Director is responsible for the overall operation of the Registrant, including assisting in implementing the vision of asset acquisition and production strategy.  Prior to accepting this role, Ms. Moreno has been in corporate business development, new client systems, and exploration and development in both the upstream and downstream sectors of the oil and gas industry.  The majority of her career has been involved in exploring new oil and gas resources for major oil and gas companies domestically and internationally. Ms. Moreno started her career in the oil and gas industry as a Petroleum Landman determining ownership in minerals and negotiating acquisitions or divestitures of mineral rights in most shale plays in the United States.

Prior to her appointment to management for the Registrant, Ms. Moreno was the Vice President of Oil and Gas Land Acquisitions and Facilities and Logistics for Arriola Operating Company.  Prior to Arriola Operating, Ms. Moreno worked for Chesapeake Energy as a Petroleum Landman in the Barnett and Haynesville shale, and she worked as a Petroleum Landman for Continental Land Resources in the Barnett shale.  Ms. Moreno was also the Junior Vice President of Operations and Assistant Director of Operations with the America’s Response Team managing government and non-government disasters with advanced networks and integrated technology.

Ms. Moreno has attended Loyola Marymount University and the University of North Texas.  She also expertise in managing diverse project portfolios, managed marketing systems, product feasibility profiles, and customer satisfaction measurements.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

No officer or director has received any compensation from us.  Until we consummate a business combination, it is not anticipated that any officer or director  will receive compensation from us.

We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

Our board of directors appoints our executive officers to serve at the discretion of the board.  Graciela Moreno is our sole officer and director.  Our directors receive no compensation from us for serving on the board.  Until we consummate a business combination, we do not intend to reimburse our officers or directors for  travel and other expenses incurred in connection with attending the board meetings or for conducting business activities.

Executive Compensation

Graciela Moreno has received no compensation from us nor have we accrued any cash or non-cash compensation for his services since he was elected as  an officer and director.  He will not receive any compensation from us for his services as our sole officer and director until after we complete a business combination.

We do not have any employment or consulting agreements with any parties nor do we have a stock option plan or other equity compensation plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than the participation of Graciela Moreno in our business plan, there are no relationships or transactions between us and any of our directors, officers and principal stockholders.

ITEM 8. LEGAL PROCEEDINGS

To the best of current management’s knowledge, we are not a party to any legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

We have no equity compensation or other types of employee benefit plans.

Transfer Agent

Our independent stock transfer agent is Signature Stock Transfer, Inc.  Their address is 2220 Coit Road, Suite 480, PMB 317, Plano, Texas 75075.  Their contact numbers are (972) 612-4120 for voice calls and (972) 612-4122 for fax transmissions.

Reports to Stockholders

We plan to furnish our stockholders with an annual report for each fiscal year ending June 30 containing financial statements audited by our independent registered public accounting firm.  In the event we enter into a business combination with another company, we anticipate that management will continue furnishing annual reports to stockholders.  Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate.  Upon effectiveness of this registration statement, we intend to maintain compliance with the periodic reporting requirements of the Exchange  Act.

Holders

As of  June 15, 2013, there were a total of 16,830,256 shares of our common stock outstanding, held by approximately 70 unique stockholders of record.  Included in this balance is 3,114,578 shares held in street name by an unknown number of separate stockholders of record.

Dividends

We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the  foreseeable future.

Securities Eligible for Future Sale

We currently do not have any outstanding restricted securities as defined in Rule 144. We do not intend to issue any securities prior to consummating a  business transaction. The securities we issue in a merger transaction will most likely be restricted securities.  Since we are a blank check or shell company, we believe the resale of restricted securities we may issue in a merger transaction will be subject to the restrictions as stated below.

Rule 144

On February 15, 2008, amendments to Rule 144 became effective and will apply to securities acquired both before and after that date.  Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided  that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding a sale, (ii) we are subject to the  Exchange Act periodic reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we  provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period  only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding, or
•
the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, which we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Restrictions on the Reliance of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously  were, blank check companies, like us.  The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for  resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a  shell company.  The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

•	The issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	The issuer of the securities is subject to the reporting requirements of Section 14 or 15(d) of the Exchange Act;
•
The issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	At least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

As a result, it is likely that pursuant to Rule 144, stockholders who receive our restricted securities in a business combination will not be able to sell our shares without registration until one year after we have completed our initial business combination.

Rule 145

In the business combination context, Rule 145 has imposed on affiliates of either the acquiror or the target company restrictions on public resales of securities received in a business combination, even where the securities to be issued in the business combination were registered under the Securities Act.  These  restrictions were designed to prevent the rapid distribution of securities into the public markets after a registered business combination by those who were in a  position to influence the business combination transaction.  The recent adopted amendments to Rule 145 eliminate these restrictions in most circumstances.

Under the new amendments, affiliates of a target company who receive registered shares in a Rule 145 business combination transaction, and who do not  become affiliates of the acquiror, will be able to immediately resell the securities received by them into the public markets without registration (except for affiliates of a  shell company as discussed in the following section).  However, those persons who are affiliates of the acquiror, and those who become affiliates of the acquiror after  the acquisition, will still be subject to the Rule 144 resale conditions generally applicable to affiliates, including the adequate current public information requirement,  volume limitations, manner-of-sale requirements for equity securities, and, if applicable, a Form 144 filing.

Application of Rule 145 to Shell Companies

Public resales of securities acquired by affiliates of acquirers and target companies in business combination transactions involving shell companies will continue to be subject to restrictions imposed by Rule 145.  If the business combination transaction is not registered under the Securities Act, then the affiliates must look to Rule 144 to resell their securities (with the additional Rule 144 conditions applicable to shell company securities).  If the business combination transaction is  registered under the Securities Act, then affiliates of the acquirer and target company may resell the securities acquired in the transaction, subject to the following  conditions:

•	The issuer must meet all of the conditions applicable to shell companies under Rule 144;
•
After 90 days from the date of the acquisition, the affiliates may resell their securities subject to Rule 144's volume limitations, adequate current public information requirement, and manner-of-sale requirements;

•
After six months from the date of the acquisition, selling security-holders who are not affiliates of the acquirer may resell their securities subject only to the adequate current public information requirement of Rule 144; and

•	After one year from the date of the acquisition, selling security-holders who are not affiliates or the acquirer may resell their securities without restriction.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On October 4, 2007, the Registrant executed a $85,000 Line of Credit Note Payable with South Beach Live, Ltd. (South Beach).  The proceeds of this note were used to provide funds necessary to support the corporate entity, principally legal fees and to settle delinquent compensation issues.  This note bears interest at 10.0% and matured on October 4, 2008.  On March 3, 2008, the Registrant’s Board of Directors approved a partial settlement of $82,000 of the outstanding balance in exchange for 8,200,000 share of restricted, unregistered common stock.  This transaction made South Beach the Registrant’s controlling shareholder.  As of.  As of March 31, 2013, June 30, 2012 and 2011, respectively, this note had an outstanding balance of approximately $6,550, $5,500 and $3,000 and accrued interest payable of approximately $5,489, $5,012 and $4,543.

ITEM 11. DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock and -0- shares of preferred stock. Each share of common stock entitles a  stockholder to one vote on all matters upon which stockholders are permitted to vote.  No stockholder has any preemptive right or other similar right to purchase or  subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities.  No shares of common stock  are subject to redemption or any sinking fund provisions.  All the outstanding shares of our common stock are fully paid and non-assessable.  Subject to the rights of  the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our board from funds legally  available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders.  We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Pursuant to our Articles of Incorporation, our board currently has no authority, with or without further stockholder approval, to provide for the issuance of any shares of preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series.  With stockholder approval, our board, in the future, may have the authority to establish a series of preferred stock and be granted the power to afford preferences, powers and rights  (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock.  There are currently no shares of preferred stock authorized to be issued or currently outstanding.  Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our Registrant.

Provisions Having A Possible Anti-Takeover Effect

Our Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened  change of our control.  Our board is authorized to adopt, alter, amend and repeal our Bylaws or to adopt new Bylaws.  In addition, our board does not currently have the authority, without  further action by our stockholders, to any shares of preferred stock in one or more series and to fix the rights, preferences, privileges and  restrictions thereof.  The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common  stock and could have the effect of delaying, deferring or preventing a change in our control.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Under Sections 78.751 and 78.752 of the Nevada Revised Statues, the registrant has broad powers to indemnify and insure its directors and officers against  liabilities they may incur in their capacities as such. The registrant's Bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the  Nevada Revised Statutes by providing that:

•
The registrant must indemnify its directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes and may, if and to the extent  authorized by the registrant's board of directors, so indemnify its officers and any other person whom it has power to indemnify against liability, reasonable expense or other matter whatsoever.

•
The registrant may at the discretion of its board of directors purchase and maintain insurance on behalf of the registrant and any person whom it has power to indemnify pursuant to law, its articles of incorporation, its bylaws or otherwise.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant's directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Our Articles of Incorporation provides that none of our directors or officers shall be personally liable to us or our stockholders for monetary damages for a  breach of fiduciary duty as a director or officer provided, however, that the foregoing provisions shall not eliminate or limit the liability of a director or officer for acts  or omissions which involve intentional misconduct, fraud or knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.  Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a  director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors.  The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful,  might otherwise have benefited us or our stockholders.

Our Bylaws provide that we will indemnify our directors to the fullest extent provided by the Nevada Revised Statutes and we may, if and to the  extent authorized by our board of directors, so indemnify our officers and other persons whom we have the power to indemnify against liability, reasonable expense  or other matters.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other that the payment by Westar Oil & Gas, Inc., of expenses incurred or paid by a director, officer or controlling person of Westar Oil & Gas, Inc., in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information beginning on page F-l hereof is provided in accordance with the requirements of Article 8 of Regulation S-X and Item 302 of Regulation S-K.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Registrant has not had it’s financial statements audited since the year ended June 30, 2006.  At that time, the Registrant had engaged the services of Malone & Bailey, PC of Houston, Texas.  On September 21, 2007, as reported in the above mentioned Current Report on Form 8-K/A, Malone & Bailey, PC tendered its resignation as the Registrant’s independent certified public accounting firm.

On July 19, 2010, as a result of a July 13, 2010 change in the Registrant’s Board of Directors and Officers, the Registrant’s Board of Directors and Senior Management authorized the engagement of S. W. Hatfield, CPA of Dallas, Texas (SWHCPA) as the Registrant’s new independent auditors, contingent upon the completion of the appropriate due diligence as required by current accounting standards.  The Registrant did not consult with SWHCPA at any time prior to the September 2007 resignation of Malone & Bailey PC or subsequent thereto, including the Registrant’s then-two most recent fiscal years ended June 30, 2010 and 2009, and the subsequent interim periods through the date of this Report, regarding any of the matters or events set forth in Item 304(a)(1)(v) of Regulation S-K.

The Registrant’s Board of Directors and Officers did not engage SWHCPA until June 1, 2013.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)	See the index to financial statements on page F-2 hereof.
(b)	Exhibits. The following documents are filed as exhibits to this registration statement:
3.1	August 30, 2007 Certificate of Amendment to Articles of Incorporation of Terax Energy, Inc.
3.2	September 4, 2007 Certificate of Amendment to Articles of Incorporation of Westar Oil & Gas, Inc.

(Financial Statements follow on next page)

Westar Oil & Gas, Inc.

Index to Financial Statements

Report of Registered Independent Certified Public Accounting Firm	F-2

Financial Statements

Balance Sheets
as of March 31, 2013, June 30, 2012 and 2011	F-3

Statements of Operations and Comprehensive Loss
for the nine months ended March 31, 2013 and
for the years ended June 30, 2012 and 2011	F-4

Statement of Changes in Shareholders' Equity
for the nine months ended March 31, 2013 and
for the years ended June 30, 2012 and 2011	F-5

Statements of Cash Flows
for the nine months ended March 31, 2013 and
for the years ended June 30, 2012 and 2011	F-6

Notes to Financial Statements	F-7

REPORT OF REGISTERED INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Westar Oil & Gas, Inc.

We have audited the accompanying balance sheets of Westar Oil & Gas, Inc. (f0rmerly Terax Energy, Inc.) (a Nevada corporation) as of March 31, 2013, June 30, 2012 and 2011 and the related statements of operations and comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the nine months ended March 31, 2013 and each of the two years ended June 30, 2012 and 2011, respectively.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westar Oil & Gas, Inc. (formerly Terax Energy, Inc.) as of March 31, 2013, June 30, 2012 and 2011 and the results of its operations and its cash flows for the nine months ended March 31, 2013 and for each of the two years ended June 30, 2012 and 2011, respectively, in conformity with generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note C to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity.  These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note C.  The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

  /s/ S. W. Hatfield, CPA
 S. W. HATFIELD, CPA
Dallas, Texas
June 20, 2013

Westar Oil & Gas, Inc.
Balance Sheets
March 31, 2013, June 30, 2012 and 2011

	March 31,	June 30,	June 30,
	2013	2012	2011
ASSETS
Current Assets
Cash on hand and in bank	$-	$-	$-

Total Current Assets	-	-	-

Total Assets	$-	$-	$-

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts payable - trade	$470	$1,800	$600
Note payable to controlling stockholder	6,550	5,500	3,000
Accrued interest payable to controlling stockholder	5,479	5,012	4,543

Total Current Liabilities	12,499	12,312	8,143

Long-Term Liabilities	-	-	-

Total Liabilities	12,499	12,312	8,143

Commitments and Contingencies

Shareholders’ Equity (Deficit)
Common stock - $0.001 par value.
300,000,000 shares authorized.
16,830,256 shares issued and
outstanding, respectively	16,831	16,831	16,831
Additional paid-in capital	18,881,073	18,881,073	18,881,073
Accumulated deficit	(18,910,403)	(18,910,216)	(18,906,047)

Total Shareholders’ Equity (Deficit)	(12,499)	(12,312)	(8,143)

Total Liabilities and
Shareholders’ Equity (Deficit)	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

Westar Oil & Gas, Inc.
Statements of Operations and Comprehensive Loss
Nine months ended March 31, 2013 and
Years ended June 30, 2012 and 2011

	Nine months	Year	Year
	ended	ended	ended
	March 31,	June 30,	June 30,
	2013	2012	2011

Revenues	$-	$-	$-

Expenses
General and administrative expenses	(279)	3,700	2,488

Income (Loss) from operations	279	(3,700)	(2,488)

Other Income (Expense)
Interest expense	(467)	(469)	(301)

Income (Loss) before provision for income taxes	(187)	(4,169)	(2,789)

Provision for income taxes	-	-	-

Net Loss	(187)	(4,169)	(2,789)

Other Comprehensive Income	-	-	-

Comprehensive Loss	$(187)	$(4,169)	$(2,789)

Earnings per share of common stock
outstanding computed on net loss -
basic and fully diluted	$(0.00)	$(0.00)	$(0.00)

Weighted-average number of shares
outstanding - basic and fully dilute	16,830,256	16,830,256	16,830,256

The accompanying notes are an integral part of these financial statements.

Westar Oil & Gas, Inc.
Statement of Changes in Shareholders’ Equity
Nine months ended March 31, 2013 and
Years ended June 30, 2012 and 2011

			Additional
	Common Stock		paid-in	Accumulated
	Shares	Amount	capital	deficit	Total
Balances at
July 1, 2011	16,830,256	$16,830	$18,878,986	$(18,903,258)	$(7,442)

Capital contributed to
support operations	-	-	2,087	-	2,087

Net loss for the year	-	-	-	(2,788)	(2,788)

Balances at
June 30, 2011	16,830,256	16,830	18,881,073	(18,906,046)	(8,143)

Net loss for the year	-	-	-	(4,169)	(4,169)

Balances at
June 30, 2012	16,830,256	16,830	18,881,073	(18,910,215)	(12,312)

Net loss for the period	-	-	-	(187)	(187)

Balances at
March 31, 2013	16,830,256	$16,830	$18,881,073	$(18,910,402)	$(12,499)

The accompanying notes are an integral part of these financial statements.

Westar Oil & Gas, Inc.
Statements of Cash Flows
Nine months ended March 31, 2013 and
Years ended June 30, 2012 and 2011

	Nine months	Year	Year
	ended	ended	ended
	March 31,	June 30,	June 30,
	2013	2012	2011
Cash Flows from Operating Activities
Net income (loss) for the period	$(187)	$(4,169)	$(2,789)
Adjustments to reconcile net loss
to net cash provided by operating activities
Depreciation and amortization	-	-	-
Increase (Decrease) in
Accounts payable - trade	(1,330)	1,200	400
Accrued interest payable	467	469	301

Net cash used in operating activities	(1,050)	(2,500)	(2,088)

Cash Flows from Investing Activities	-	-	-

Cash Flows from Financing Activities
Capital contributed to support operations	1,050	2,500	2,088

Net cash provided by financing activities	1,050	2,500	2,088

Increase (Decrease) in Cash	-	-	-

Cash at beginning of period	-	-	-

Cash at end of period	$-	$-	$-

Supplemental Disclosure of Interest
and Income Taxes Paid
Interest paid for the year	$-	$-	$-
Income taxes paid for the year	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

Westar Oil & Gas, Inc.
Notes to Financial Statements
March 31, 2013, June 30, 2012 and 2011

NOTE A - Organization and Description of Business

Terax Energy, Inc. (Company) was incorporated under the Laws of the State of Nevada as Royal Phoenix in October 2000.  Our initial plan of business was to sell herbal products via internet sales.  However, this business plan was unsuccessful and abandoned.  In order to pursue other business opportunities, the Company changed its corporate name from Royal Phoenix to Terax Energy, Inc. on March 15, 2005.  In conjunction with the April 26, 2007 transaction with Westar Oil, Inc., the Company changed its corporate name to Westar Oil & Gas, Inc., effective September 4, 2007.

On May 31, 2005, we entered into a Share Purchase Agreement with Holywell Technological Investments Ltd. and First Finance Limited (collectively, Sellers) pursuant to which the Company acquired all of the issued and outstanding securities of Erath Energy Inc. (EEI) from the Sellers.  EEI is a Delaware corporation with sole assets consisting approximately 30 oil and gas leasehold interests located in Erath County, Texas comprising approximately 10,600 gross acres and cash of $79,443.  Because EEI's assets consisted solely of leases and cash, and because EEI had not conducted any operations other than lease acquisitions, the Company accounted for this transaction as an asset acquisition.  This Share Purchase Agreement closed on June 1, 2005. As consideration for the acquisition, we issued to the Sellers an aggregate of 1,590,000 shares restricted, unregistered common stock.  In addition, we covenanted to cause our outstanding common stock to be forward split on the basis of five shares for each one outstanding common share. The forward split was completed on June 13, 2005.  All share figures in the report reflect the effect of this forward split. Prior to the closing of the Share Purchase Agreement, the Sellers did not own any shares of our common stock; however, the spouse of one of the Sellers’ shareholders held 2,250,000 shares or approximately 1.6% of our issued and outstanding shares prior to the closing.  In addition, we were related to EEI by a common director.

The Company accounted for the EEI acquisition based on management’s assessment of the fair value of $1,590,000 of the undeveloped oil and gas leases acquired, taking into consideration the following: (I) EEI’s acquisition cost, as the Sellers had recently acquired the undeveloped oil and gas leases in the period immediately preceding our acquisition of EEI; and (ii) at the time of the sale there was a limited trading market and sporadic trading in our common stock.  Accordingly, the Company’s management concluded that the fair value of the oil and gas leases acquired was more reliably measurable and representative of the fair value of the shares issued to the Sellers than the trading price of our common stock at the closing date of the Share Purchase Agreement.  The Company’s common stock issued as consideration for EEI was offered and sold to the Sellers in an offshore transaction made in reliance upon the exemption from registration provided by Regulation S as the Sellers were not US Persons (as that term is defined in Regulation S).

On April 26, 2007, the Company entered into a Purchase and Sale Agreement with Westar Oil, Inc. (Westar) pursuant to which the Company agreed to sell 55% of the issued and outstanding shares of common stock of the Company.  The Agreement contemplated two separate closings:  (I) an initial closing pursuant to which the Company sold to Westar approximately 9% of its issued and outstanding common stock at a price of $0.21 per share; and (ii) provided that as of July 15, 2007, there shall not be any bankruptcy or insolvency proceeding against the Company, a second closing pursuant to which the Company will sell to Westar 46% of its issued and outstanding common stock at a price of $0.21 per share.  Further, in accordance with the terms of the Purchase and Sale Agreement, the Company changed its name within 21 days of the initial closing to a name designated by the Westar.  The Company claimed an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) with respect to the foregoing, pursuant to the provisions of Regulation D, promulgated pursuant to the Act.

 On July 23, 2007, the Company completed the aforementioned Purchase and Sale Agreement with Westar for the sale of 55% of the issued and outstanding shares of the Company’s common stock to Westar at a purchase price of $0.21 per share, the closing market price of the Company’s common stock on the date of the Agreement.  As previously discussed, this transaction had two separate closings - 1) on April 30, 2007, the Company sold 618,000 shares of restricted, unregistered common stock for cash proceeds of approximately $129,780 and 2) on July 23, 2007, the Company sold 3.9 million shares for cash proceeds of approximately $819,000.  Accordingly, the total consideration received in the transaction was $948,780 and the total number of shares purchased was 4,518,000.  The Company claimed an exemption from the registration requirements of the Securities Act of 1933, as amended (‘33 Act) with respect to the foregoing transaction and no commission or underwriter’s discount was paid in connection with the sale of common stock to Westar.

Westar Oil & Gas, Inc.
Notes to Financial Statements - Continued
March 31, 2013, June 30, 2012 and 2011

NOTE A - Organization and Description of Business - Continued

On July 26, 2007, Westar Oil, Inc, a Nevada corporation, as the holder of a majority of the Registrant’s outstanding shares, voted, via written consent without a meeting, to approve an amendment to the Company’s Articles of Incorporation to (1) reflect a change in the Company’s corporate name to “Westar Oil and Gas, Inc.” and (2) amend the Articles of Incorporation to increase the number of shares of common stock authorized for issuance from 15 million to 300 million. In accordance with Regulation 14C, on August 24, 2007, the Company filed with the Commission an information statement on Schedule 14C containing the information required by Regulation 14C relating to the name change and transmitted that information to the Registrant’s shareholders.  As a result, the Company could implement the name change amendment to its Articles of Incorporation on or after September 13, 2007.  The Company did not prepare an information statement on Schedule 14C with respect to the amendment to the Company’s Articles of Incorporation to increase the Registrant’s authorized capital; however, said action was filed with the Nevada Secretary of State on August 30, 2007.  The Company’s name change became effective on September 4, 2007.

On September 12, 2007, the U. S. Securities and Exchange Commission (SEC) announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934 of trading in the securities of the Registrant commencing at 9:30 a.m. EDT on September 12, 2007 and terminating at 11:59 p.m. EDT on September 26, 2007.

On September 27, 2007, former management of Terax Energy,  Inc.  (Company) filed an omnibus Current Report on Form 8-K/A as of June 8, 2007 noting,  among other things, the suspension of trading in the Company's equity  securities by the U. S. Securities and Exchange Commission, a delisting of the Company's  equity securities on the OTC Bulletin  Board, foreclosure on virtually all of the Company's operating assets and the uncertainty of the ultimate outcome on then-pending acquisitions and transactions.  Since that filing,  the Company has settled all outstanding events noted in said filing and has no, to the best of current  management's knowledge and research, continuing obligations or contingencies related to the aforementioned disclosures.

Accordingly, effective as of the Company's year ended June 30, 2007, the Company had disposed, through foreclosure or other means, all operations and assets and became a dormant entity.  Concurrent with the previously reported events, the Company's former management effectively suspended reporting under the Securities Exchange Act of 1934, as amended, due to a lack of operating capital concurrent with the filing of a Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

The Company's current business plan is to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged.  However, the Company does not intend to combine with a private company which may be deemed to be an investment company subject to the Investment Company Act of 1940.  A combination may be structured as a merger, consolidation, exchange of the Company's common stock for stock or assets or any other form which will result in the combined enterprise's becoming a publicly-held corporation.

NOTE B - Preparation of Financial Statements

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has a year-end of June 30.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Westar Oil & Gas, Inc.
Notes to Financial Statements - Continued
March 31, 2013, June 30, 2012 and 2011

NOTE B - Preparation of Financial Statements - Continued

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud.  The Company’s system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

NOTE C - Going Concern Uncertainty

On September 27, 2007, former management of Terax Energy,  Inc.  (Company) filed an omnibus Current Report on Form 8-K/A as of June 8, 2007 noting,  among other things, the suspension of trading in the Company's equity  securities by the U. S. Securities and Exchange Commission, a delisting of the Company's  equity securities on the OTC  Bulletin  Board, foreclosure on virtually all of the Company's operating assets and the uncertainty of the ultimate outcome on then-pending acquisitions and transactions.  Since that filing,  the Company has settled all outstanding events noted in said filing and has no, to the best of current  management's knowledge and research, continuing obligations or contingencies related to the aforementioned disclosures.

Accordingly, effective as of the Company's year ended June 30, 2007, the Company had disposed, through foreclosure or other means, all operations and assets and became a dormant entity.  Concurrent with the previously reported events, the Company's former management effectively suspended reporting under the Securities Exchange Act of 1934, as amended, due to a lack of operating capital concurrent with the filing of a Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007.

The Company's current business plan is to locate and combine with an existing, privately-held company which is profitable or, in management's view, has growth potential, irrespective of the industry in which it is engaged.  However, the Company does not intend to combine with a private company which may be deemed to be an investment company subject to the Investment Company Act of 1940.  A combination may be structured as a merger, consolidation, exchange of the Company's common stock for stock or assets or any other form which will result in the combined enterprise's becoming a publicly-held corporation.

There are no assurances that the Company will be able to either (1) consummate a business combination transaction with a privately-owned business seeking to become a public company; (2) if successful, achieve a level of revenues adequate to generate sufficient cash flow from operations; or (3) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support the Company's current working capital requirements.  To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient to support the Company, the Company will have to raise additional working capital.  No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company.  If adequate working capital is not available, the Company may not renew its operations.

The Company's ultimate continued existence is dependent upon its ability to generate sufficient cash flows from operations to support its daily operations as well as provide sufficient resources to retire existing liabilities and obligations on a timely basis.

The Company’s articles of incorporation authorizes the issuance of up to 300,000,000 shares of common stock and -0- shares of preferred stock.  The Company’s ability to authorize and/or issue preferred stock, at a future date, may limit the Company’s ability to obtain debt or equity financing as well as impede potential takeover of the Company, which takeover may be in the best interest of stockholders.  The Company’s ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

Westar Oil & Gas, Inc.
Notes to Financial Statements - Continued
March 31, 2013, June 30, 2012 and 2011

NOTE C - Going Concern Uncertainty - Continued

The Company anticipates future sales of equity securities to facilitate either the consummation of a business combination transaction or to raise working capital to support and preserve the integrity of the corporate entity.  However, there is no assurance that the Company will be able to obtain additional funding through the sales of additional equity securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the belief of management and significant stockholders that they will provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.   However, there is no legal obligation for either management or significant stockholders to provide additional future funding.  Further, the Company is at the mercy of future economic trends and business operations for the Company’s majority stockholder to have the resources available to support the Company.  Should this pledge fail to provide financing, the Company has not identified any alternative sources.

If no additional operating capital is received during the next twelve months, the Company will be forced to rely on existing cash in the bank and upon additional funds loaned by management and/or significant stockholders to preserve the integrity of the corporate entity at this time.  In the event, the Company is unable to acquire advances from management and/or significant stockholders, the Company’s ongoing operations would be negatively impacted.

While the Company is of the opinion that good faith estimates of the Company’s ability to secure additional capital in the future to reach our goals have been made, there is no guarantee that the Company will receive sufficient funding to sustain operations or implement any future business plan steps.

NOTE D - Summary of Significant Accounting Policies

1.	Cash and cash equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.	Income Taxes

The Company files income tax returns in the United States of America and may file, as applicable and appropriate, various state(s).  With few exceptions, the Company is no longer subject to U.S. federal, state and local, as applicable, income tax examinations by regulatory taxing authorities for years ending before June 30, 2007.  The Company does not anticipate any examinations of returns filed since then.

The Company uses the asset and liability method of accounting for income taxes.  At March 31, 2013, June 30, 2012 and 2011, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.  Temporary differences generally represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts, vacation accruals and the potential utilization of any net operating loss carryforward.

The Company has adopted the provisions required by the Income Taxes topic of the FASB Accounting Standards Codification.  The Codification Topic requires the recognition of potential liabilities as a result of management’s acceptance of potentially uncertain positions for income tax treatment on a “more-likely-than-not” probability of an assessment upon examination by a respective taxing authority.  As a result of the implementation of Codification’s Income Tax Topic, the Company did not incur any liability for unrecognized tax benefits.

Westar Oil & Gas, Inc.
Notes to Financial Statements - Continued
March 31, 2013, June 30, 2012 and 2011

NOTE D - Summary of Significant Accounting Policies - Continued

3.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

Fully diluted earnings (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants).

Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company’s net income (loss) position at the calculation date.

At March 31, 2013, June 30, 2012 and 2011, respectively, the Company had no outstanding common stock equivalents.

4.	Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flows.

NOTE E - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company’s earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates.  The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company’s earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates.  The company does not use derivative instruments to moderate its exposure to financial risk, if any.

NOTE F - Note Payable to Stockholder

On October 4, 2007, the Company executed a $85,000 Line of Credit Note Payable with South Beach Live, Ltd. (South Beach).  The proceeds of this note were used to provide funds necessary to support the corporate entity, principally legal fees and to settle delinquent compensation issues.  This note bears interest at 10.0% and matured on October 4, 2008.  On March 3, 2008, the Company’s Board of Directors approved a partial settlement of $82,000 of the outstanding balance in exchange for 8,200,000 share of restricted, unregistered common stock.  This transaction made South Beach the Company’s controlling shareholder.  As of March 31, 2013, June 30, 2012 and 2011, respectively, this note had an outstanding balance of approximately $6,550, $5,500 and $3,000 and accrued interest payable of approximately $5,489, $5,012 and $4,543.

The note matured on October 4, 2008 and is due upon demand.  As South Beach is related to the Company’s current sole officer and director, no demand has been made for payment and no extension has been executed.

Westar Oil & Gas, Inc.
Notes to Financial Statements - Continued
March 31, 2013, June 30, 2012 and 2011

NOTE G - Income Taxes

The components of income tax (benefit) expense for each of the nine months ended March 31, 2013 and each of the respective years ended June 30, 2012 and 2011, are as follows:

	Nine months	Year	Year
	ended	ended	ended
	March 31,	June 30,	June 30,
	2013	2012	2011

Federal:
Current	$-	$-	$-
Deferred	-	-	-
	-	-	-
State:
Current	-	-	-
Deferred	-	-	-
	-	-	-

Total	$-	$-	$-

As a result of a March 3, 2008 change in control, the Company has a net operating loss carryforward of approximately $6,600 for Federal income tax purposes.  The amount and availability of any future net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense (benefit) for each of the nine months ended March 31, 2013 and each of the years ended June 30, 2012 and 2011, respectively, differed from the statutory federal rate of 34 percent as follows:

	Nine months	Year	Year
	ended	ended	ended
	March 31,	June 30,	June 30,
	2013	2012	2013

Statutory rate applied to income before income taxes	$(65)	$(1,400)	$(950)
Increase (decrease) in income taxes resulting from:
State income taxes	-	-	-
Interest expense payable to stockholder not
deductible until paid	160	160	100
Other, including reserve for deferred tax asset
and application of net operating loss carryforward	(95)	1,240	850

Income tax expense	$-	$-	$-

(Remainder of this page left blank intentionally)

Westar Oil & Gas, Inc.
Notes to Financial Statements - Continued
March 31, 2013, June 30, 2012 and 2011

NOTE G - Income Taxes - Continued

Temporary differences, which consist principally of net operating loss carryforwards, statutory deferrals of expenses for organizational costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and/or liabilities, as appropriate.  As of March 31, 2013, June 30, 2012 and 2011, respectively, the deferred tax asset is as follows:

	March 31,	June 30,	June 30,
	2013	2012	2011
Deferred tax assets
Net operating loss carryforwards
and effect of non-deductability of
accrued interest payable to stockholder
until paid in cash	$2,200	$800	$500
Less valuation allowance	(2,200)	(800)	(500)

Net Deferred Tax Asset	$-	$-	$-

During the nine months ended March 31, 2013 and each of the years ended June 30, 2012 and 2011, respectively, the valuation allowance for the deferred tax asset increased by approximately $1,400, $950 and $300.

NOTE H - Subsequent Events

Management has evaluated all activity of the Company through June 20, 2013 (the issue date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to financial statements.

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SIGNATURES

In accordance with Section 12 of the Exchange Act, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2013	Westar Oil & Gas, Inc. By: /s/ Graciela Moreno Graciela Moreno President, Secretary, Chief Executive Officer, Chief Financial Officer, and Sole Director